UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2009

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐   40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐    No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 12, 2009

Q3 2009

UNITED STATES GAAP

THIRD QUARTER REPORT

FOR THE THREE AND NINE MONTHS SEPTEMBER 30, 2009

SIERRA WIRELESS, INC.

REPORT TO SHAREHOLDERS

Solid revenue, strong gross margin and significant cost reductions drove better-than-expected third quarter non-GAAP earnings from operations, while strong cash flow from operations improved our cash position.

The third quarter also brought good progress on the Wavecom integration. We are already realizing important benefits from this acquisition, including improved diversification, lower product costs and growing momentum in our Solutions & Services business. Our operating cost trajectory is aligned with our expectations, and we have made strong progress on site rationalization, deployment of our new organizational structure, and systems integration. Additionally, we are leveraging the strength of our combined position to drive new OEM design wins and achieve market share gains.

Q3 2009 Financial Results — GAAP

Our revenue for the third quarter of 2009 was $135.7 million, gross margin was $47.2 million, or 34.8% of revenue, operating expenses were $57.4 million, loss from operations was $10.2 million and our net loss was $7.6 million, or loss per share of $0.25.

Non-GAAP Q3 2009 Results Compared to Q3 2008

Our non-GAAP results exclude transaction costs related to the acquisition of Wavecom, restructuring costs, integration costs, stock-based compensation expense, acquisition-related amortization and foreign exchange gains and losses related to the Wavecom acquisition.

For the three months ended September 30, 2009, our consolidated non-GAAP revenue was $135.7 million, compared to $136.8 million in the third quarter of 2008. Third quarter non-GAAP gross margin was 34.9% of revenue, compared to 27.7% of revenue during the same period in 2008. The significant improvement in margin percentage reflects product cost reductions, early synergies from the Wavecom acquisition and the addition of higher-margin products as a result of the acquisition. Non-GAAP operating expenses were $42.3 million in Q3 2009, compared to $25.7 million in Q3 2008. Non-GAAP earnings from operations were $5.1 million in Q3 2009, compared to $12.2 million in Q3 2008. Non-GAAP net earnings, were $5.9 million, or diluted earnings per share of $0.19 in Q3 2009, compared to $8.9 million, or diluted earnings per share of $0.28 per diluted share in Q3 2008.

Non-GAAP Q3 2009 Results Compared to Guidance

Third quarter 2009 revenue of $135.7 million was consistent with our guidance of $135.0 million. Non-GAAP earnings from operations of $5.1 million exceeded our guidance of $2.0 million. Our non-GAAP net earnings of $5.9 million, or diluted earnings per share of $0.19, were better than our guidance of net earnings of $2.0 million, or earnings per share of $0.06.

Business Developments

Recent and third quarter business developments include:

•                  We implemented the restructuring and integration of Anyware Technologies, the Toulouse-based subsidiary of Wavecom, SA.  As a result of the restructuring, Anyware’s open source consulting business now operates as an independent entity, separate from Sierra Wireless. The remaining team has been fully integrated into Sierra Wireless as the Solutions and Services business unit. This group is now dedicated to creating and providing end-to-end solutions and portal services for operators, OEMs and systems integrators in the machine-to-machine (“M2M”) market. The solutions and services created by the group are sold on a software-as-a-service (“SaaS”) basis. The restructuring and integration of Anyware has provided important benefits, including a reduction in our fixed-cost structure and a sharper focus on end-to-end solutions for the M2M market.

•                  PSA Peugeot Citroën Group, a global leader in advanced automotive technology, executed an agreement with our Solutions and Services business unit. Under this agreement, PSA Peugeot Citroën Group will use our device management services for remote device monitoring and delivery of software upgrades for cars equipped with Sierra Wireless-embedded automotive solutions.

•                  Orbcomm, a global satellite data communications company, selected our M2M services platform to enable its customers to manage subscribers on both celestial and terrestrial networks, as well as for comprehensive device management.  This solution is expected to improve the control and monitoring of remote devices, help customers manage wireless service costs and enable simplified billing across multiple networks.

•                  We launched ACEnet services, a web-based device management platform tailored for our AirLink intelligent gateway products. Using a SaaS model, ACEnet Services offers customers a secure hosted platform for configuring, controlling and managing its entire deployment of AirLink intelligent gateway devices via a standard web browser.  In the coming months, ACEnet Services will be fully integrated with our M2M Services platform.

•                  NetComm further strengthened its 3G offerings with an agreement to distribute our AirLink range of intelligent gateways in Australia and New Zealand. This agreement expands our collaborative relationship with NetComm. Since 2007, NetComm has been successfully integrating our embedded modules into its wireless routers for enterprise, SOHO, and consumer markets.

•                  We signed a Memorandum of Understanding (“MOU”) with T-Mobile, which is expected to lead to collaborative market activities and joint solution offerings for the M2M market. The areas of cooperation contemplated under the MOU include product development, marketing, sales and deployment of M2M solutions and related services. This initiative targets the European market, with an initial focus on Germany.

•                  Two of our OEM partners, Outpost Central and Radiocrafts AS, introduced smart metering solutions based on our Fastrack Supreme platform. These developments highlight our continued commitment to supporting solutions for the energy management market.

•                  We announced the addition of five new products to our AirCard® line of data cards and USB modems for mobile broadband networks worldwide. The AirCard 503, a convertible 2-in-1 card, and our AirCard USB 308/309 modems are second generation products for the emerging HSPA+ technology standard, offering download speeds of up to 21 megabits per second (Mbps).  Our AirCard USB 301/302 modems for HSPA networks incorporate a new design and streamlined feature set for the value-driven consumer market.

•                  Following significant development and extensive Microsoft certification testing, several of our products have been designated “Compatible with Windows 7”.  The AirCard 402, Compass 885, USB 598 and MC 5728V embedded module all work seamlessly with the Windows 7 mobile broadband connection manager, streamlining installation and use of the devices.  Microsoft certification testing of other devices in our product portfolio is currently underway.

Outlook

Moving forward, we will continue to focus on strong business execution in a challenging environment and on completing our successful integration with Wavecom. We believe that our demand outlook has improved, although short-term growth is likely to be tempered by flash memory supply constraints on certain products.  We remain confident that as the business environment strengthens, we are well positioned with a broad and diversified product line, a long list of blue chip customers and partners, a strong global presence, a strong balance sheet and an excellent team.

/s/ Jason W. Cohenour

Jason W. Cohenour

President and Chief Executive Officer

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this report include all financial guidance and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2009, and up to and including November 12, 2009.  This MD&A should be read together with our unaudited consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2009 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our consolidated financial statements, our audited consolidated financial statements for the fiscal year ended December 31, 2008 and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless solutions for the mobile computing and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

Our recent acquisition of Wavecom S.A. (“Wavecom”) on February 27, 2009 enhances our product and service offering in the global M2M market by adding highly sophisticated wireless module platforms and solutions which integrate all of the necessary software and hardware on embedded devices that can be used for a wide variety of applications. The acquisition of Wavecom also enhances our capabilities in key markets with proven development tools and an innovative services platform for delivering device management and application services.  Our consolidated results include Wavecom’s results for the period from February 27, 2009 to September 30, 2009.

We believe that the markets for mobile broadband connectivity and wireless M2M solutions have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, growing strategic focus on mobile broadband and M2M services by wireless operators and expanding end customer awareness of the availability of such services and their benefits.

Our mobile computing products are used by businesses, consumers and government organizations to enable mobile broadband access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications.

Our expanded line-up of embedded wireless solutions is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, energy, security, transaction processing, industrial control and monitoring and fleet management.

Our rugged mobile and M2M gateway solutions are used primarily in the public safety, energy, industrial, fleet management and transaction processing markets.  We believe the mobile and M2M gateway markets we serve offer attractive opportunities for long term profitable growth.

We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value added resellers.

In the third quarter of 2009, our revenue was $135.7 million, compared to $136.8 million in the same period of 2008.  Gross margin for the third quarter of 2009 was 34.8%, compared to 27.6% in the same period of 2008. We incurred a loss from operations for the three months ended September 30, 2009 of $10.2 million, compared to earnings from operations of $9.8 million in the same period of 2008.  Our net loss was $7.6 million, or loss per share of $0.25, for the third quarter of 2009, compared to net earnings of $7.3 million, or diluted earnings per share of $0.23, in the same period of 2008.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand and diversify our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

Prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, with 18 of these positions remaining to be phased out in the fourth quarter of 2009.

On January 29, 2009, also prior to the acquisition of Wavecom, Sierra Wireless implemented an expense reduction program that is expected to reduce labor costs by approximately $5.5 million on an annualized basis.  This program, which was completed during the first quarter of 2009, included the elimination of approximately 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which includes $0.5 million of stock-based compensation expense.

On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, will be closed in the fourth quarter of 2009.  R&D activities from this location will be transitioned primarily to the Sierra Wireless location in Carlsbad, California.  The cost reduction initiatives in the U.S. and France are expected to be completed by the end of 2009.  In the first nine months of 2009, we incurred a pre-tax charge of approximately $14.3 million related to these initiatives, which includes $0.4 million of stock-based compensation expense.

During the second quarter of 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the Nasdaq.  On May 25, 2009, we had purchased and cancelled 407,700 shares under the Bid.  On May 25, 2009, the Bid terminated.

Our balance sheet remains strong, with $135.9 million of unrestricted cash, cash equivalents and short-term investments at September 30, 2009.  At December 31, 2008, we had $272.7 million of cash, cash equivalents and short term investments, of which $191.5 million was restricted cash provided as security for a letter of credit issued in connection with our acquisition of Wavecom.  For the three months ended September 30, 2009, cash provided by operations was $15.1 million, compared to $22.8 million in the same period of 2008.

Key factors that we expect will affect our revenue in the near term are general economic conditions in the markets we serve, our ability to successfully integrate the Wavecom acquisition, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q4 2009 revenue will increase moderately relative to Q3 2009 for both our mobile computing and M2M businesses.  Specific product and business development initiatives include:

AirCard Product Family

Our AirCard product family includes our AirCard branded PC cards and USB modems.  In the third quarter of 2009, sales of our AirCard products decreased 20% to $78.5 million, compared to $98.0 million in the same period of 2008.

Our AirCards plug into the PC card, ExpressCard or USB ports of notebook and desktop computers, as well as other products such as network routers.  Our AirCard products support EV-DO and HSPA technologies and are sold to wireless operators around the world.  During the third quarter of 2009, we continued to have a particularly strong position with shipments of our HSPA AirCards to AT&T and Telstra and with shipments of our EV-DO Rev A AirCards to Sprint.

During the third quarter of 2009, we announced the addition of five new products to our AirCard product family.  The AirCard 503, a convertible 2-in-1 card, and our AirCard USB 308/309 modems are our second generation products for the emerging HSPA+ technology standard, which offers download speeds of up to 21 megabits per second.  Our AirCard 301/302 modems for HSPA networks combine a new design and streamlined feature set for the value-driven consumer market.  In addition, our AirCard 402, Compass 885 and USB598 modems passed Microsoft Corp. certification tests for compatibility and reliability with Windows 7 mobile broadband and have been officially designated as “Compatible with Windows 7”.  We also made strong progress on the development of a highly differentiated device in the personal hotspot segment.  We have secured a channel slot for this product with a major operator and the device is currently undergoing operator certification testing.  We expect the device to launch in early 2010.

During the second quarter of 2009, Telstra announced an upgrade to its Next G network, allowing peak network uplink speeds of 5.8Mbps.  The Next G Turbo 21 modem, also known as the Sierra Wireless USB 306, is our first generation AirCard USB modem for HSPA+ networks that is commercially available in Telstra’s retail stores and business channels.  The Next G Turbo 21 modem can be upgraded to take advantage of the new enhanced upload speeds.  Our AirCard 402 for EV-DO Rev A networks, a 2-in-1 mobile broadband card designed to fit both PC card and ExpressCard slots, was introduced in the first quarter of 2009 and began commercially shipping early in the second quarter of 2009.  Our Sierra Wireless USB 598 modem for EV-DO Rev A networks was launched with Telus, which is the first CDMA operator using our TRU-Update feature, a managed service providing automatic firmware, driver and application updates.

During the first quarter of 2009, CSL Limited, a mobile network operator in Hong Kong, selected two of our modems to provide high-speed wireless connectivity for notebook users on the CSL network.  The 1010 Next G Express 7, an HSPA USB modem, also known as the Sierra Wireless Compass 889, became available in the first quarter of 2009 and the 1010 Next G Express 21, an HSPA+ USB modem, also known as the Sierra Wireless USB 306, became available in April 2009 through CSL’s retail and enterprise channels.

We believe that the market for our AirCard products continues to offer significant growth prospects.  Competition in this market continues to be intense and our future success in this market will depend in part on our ability to continue to develop products that meet our customers’ evolving technology, design, schedule and price requirements.

Embedded Module Products

Our expanded line-up of embedded wireless solutions is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, security, transaction processing, fleet management and energy.

In the third quarter of 2009, sales of our embedded module products increased 50% to $44.6 million, compared to $29.8 million in the same period of 2008.  Of the $44.6 million, approximately $42.7 million was from sales to M2M OEMs and $1.9 million was from sales to PC OEMs.

With the acquisition of Wavecom, we have significantly expanded our global position in wireless embedded solutions for M2M.  In the third quarter of 2009, we continued to secure design wins in key segments, including consumer electronics, payment, security and mobile computing.  One of our modules is also embedded inside the recently introduced Barnes & Noble “nook” ebook reader.  In addition, two of our OEM partners, Outpost Central and Radiocrafts AS, introduced new smart metering solutions based on our Fastrack Supreme platform.  In the second quarter of 2009, we announced that our Q26 Elite Wireless CPU passed all FCC and CDG 1 & 2 testing and is Safe for Network on the Verizon Wireless, Sprint and Aeris networks.  The Q26 Elite is ruggedized for extreme environmental conditions and supports GPS, which makes it suitable for fleet management and tracking applications.  We are also collaborating with Meta System Spa to provide a platform for automotive telematics, with a focus on emergency calls, stolen vehicle tracking, remote diagnostics and fleet management.  In addition, with Meta System Spa, we are also developing an optimized telematics on-board unit for the insurance market.  During the second quarter of 2009, we commenced commercial volume shipments of a customized wireless communication module to Denso, a leading supplier of automotive electronics to Japanese and global auto manufacturers.  We believe the long-term growth and profitability prospects in the embedded M2M markets are strong.  We plan to continue to invest to expand our leadership position.

Competition in the PC OEM market intensified during 2008 with the entry of both the Ericsson and Qualcomm solutions for PC OEMs.  Both Ericsson and Qualcomm have secured PC OEM design wins, including PC OEMs with whom we have had design wins.  As expected, this increased competition continued to put pressure on our revenue from PC OEMs during the first nine months of 2009.  During the first quarter of 2009, we were awarded our first GOBI design wins with two of our existing PC OEM customers.  Since then, we have been awarded additional GOBI design wins with notebook and netbook manufacturers, bringing our total number of GOBI wins to eight.  We are continuing to promote the GOBI solution to select PC OEMs and expect to see revenue contribution from our design wins by the end of 2009.  Our ability to secure additional design wins in the PC OEM market will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

During the second quarter of 2009, we introduced our new MC5728V embedded module for EV-DO Rev A networks, that provides added flexibility to OEMs integrating mobile broadband connectivity into a variety of devices, including networking equipment and industrial handheld devices.  The MC5728V is the first EV-DO product with our TRU-Flow data traffic management technology that optimizes overall upload and download modem performance, even with a VPN.

Intelligent Gateway Solutions

Our rugged mobile and M2M intelligent gateway solutions are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We believe that there are strong profitable growth prospects for our mobile and M2M intelligent gateway solutions and intend to capture these opportunities through segment, product line and geographical expansion.

In the third quarter of 2009, revenue from mobile and M2M gateway solutions increased to $10.3 million from $7.2 million in the same period of 2008 primarily as a result of our acquisition of Wavecom products.

During the third quarter of 2009, we signed a Memorandum of Understanding (“MOU”) with T-Mobile to deliver joint solution offerings for the M2M communications market.  The areas of co-operation identified by the MOU are product development, marketing, sales and deployment of M2M solutions and related services.  The co-operation targets the European market, with an initial focus on Germany.  We also signed an agreement with Netcomm to distribute our AirLink range of in-vehicle and M2M devices in Australia and New Zealand.  We introduced ACEnet Services, the latest enhancement in our suite of ACEware web-based device management platforms.  Using a software-as-a-service (SaaS) model, ACEnet Services offers customers a secure hosted platform to comprehensively configure, control and manage their entire deployment of AirLink devices using a standard web browser.  In the near future, we expect that ACEnet will be integrated with our global M2M operating portal and become part of our comprehensive suite of hosted services and solutions for M2M.  During the third quarter of 2009, we received technical approvals for our Raven XE Gateway on Sprint, our MP 890 in-vehicle Gateway on AT&T and shipped the first commercial units of our Helix RT 3G Router.

During the second quarter of 2009, we announced that our ALEOS embedded intelligence platform will be available on our MP line of rugged in-vehicle mobile routers.  The addition of ALEOS to our MP product line simplifies device management and support.

Solutions and Services

In the third quarter, we reorganized and integrated Anyware Technologies, the software and services company that Wavecom acquired in 2008.  These changes included spinning off Anyware’s Open Source consulting business to a group of employees, integrating the remaining team members into Sierra Wireless and forming our solutions and services business unit. We believe these changes will help us to hone our focus on delivering end to end solutions for the M2M market and to drive collaboration with our other lines of business.

Our new business unit provides solutions and services that allow system integrators, key accounts and telecom operators to roll out complete M2M solutions for managing remote equipment and assets.  The solutions are based on tools that facilitate the development and delivery of applications that are hosted on our global M2M operating portal.  Our M2M operating portal is  scalable, secure and compatible with the majority of wireless equipment available on the market.

During the third quarter of 2009, we signed a contract with PSA Peugeot Citroen Group, a leader in advanced automotive technology, who will use our M2M operating portal and services for the remote monitoring and software upgrade of future generations of cars equipped with our telematics technology.

Results of Operations

The following table sets forth our operating results for the three and nine months ended September 30, 2009, expressed as a percentage of revenue:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	65.2	72.4	67.3	72.3
Gross margin	34.8	27.6	32.7	27.7
Expenses
Sales and marketing	10.5	6.4	10.0	5.6
Research and development	16.7	9.5	15.9	9.5
Administration	6.3	3.7	6.4	3.6
Acquisition costs	0.3	—	2.0	—
Restructuring costs	3.9	—	4.2	—
Integration costs	1.0	—	0.6	—
Amortization	3.6	0.8	3.2	0.8
	42.3	20.4	42.3	19.5
Earnings (loss) from operations	(7.5)	7.2	(9.6)	8.2

Foreign exchange gain (loss)	1.5	(0.6)	0.8	—
Other income (expense)	(0.1)	1.0	(1.0)	1.0
Earnings (loss) before income taxes	(6.1)	7.6	(9.8)	9.2

Income tax expense (recovery)	(0.5)	2.3	0.1	2.8
Net earnings (loss) before non-controlling interest	(5.6)	5.3	(9.9)	6.4
Less: Non-controlling interest	—	—	(0.2)	—
Net earnings (loss)	(5.6)%	5.3%	(9.7)%	6.4%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenue by product
AirCard products	58%	72%	61%	71%
Embedded solutions	33	22	30	23
Mobile and M2M	8	5	8	5
Other	1	1	1	1
	100%	100%	100%	100%

Revenue by distribution channel
Wireless carriers	48%	61%	50%	60%
PC OEM	1	11	2	14
M2M OEM	22	10	19	8
Resellers	29	18	29	18
	100%	100%	100%	100%

Revenue by geographical region
Americas	61%	71%	62%	69%
Europe, Middle East and Africa (“EMEA”)	17	9	17	9
Asia-Pacific	22	20	21	22
	100%	100%	100%	100%

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or  is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to  adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to gross margin, earnings (loss) from operations, net earnings (loss) and diluted earnings (loss) per share adjusted for specific items that affect comparability as non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of the non-GAAP financial measures for the three months ended September 30, 2009 and 2008 to our U.S. GAAP results:

		Q3 2009		Q3 2008
(in millions of U.S. dollars)	Sierra Non-GAAP	Wavecom Non-GAAP	Consolidated Non-GAAP	Consolidated Non-GAAP

Revenue — GAAP and Non-GAAP	$102.6	$33.1	$135.7	$136.8

Gross margin — GAAP and Non-GAAP(1)	$33.0	$14.2	$47.2	$37.8

Earnings (loss) from operations — GAAP	$6.0	$(16.2)	$(10.2)	$9.8
Transaction costs	0.4	—	0.4	—
Restructuring costs	—	5.3	5.3	—
Integration costs	0.8	0.5	1.3	—
Acquisition related amortization	0.6	5.9	6.5	0.7
Earnings (loss) from operations — Non-GAAP(2)	$7.8	$(4.5)	$3.3	$10.5

Net earnings (loss) — GAAP			$(7.6)	$7.3
Transaction, restructuring, integration and acquisition amortization costs, net of tax			13.3	0.5
Unrealized foreign exchange gain			(1.5)	—
Net earnings — Non-GAAP(3)			$4.2	$7.8

Diluted earnings (loss) per share — GAAP			$(0.25)	$0.23
Diluted earnings per share — Non-GAAP(3)			$0.14	$0.25

(1)	Includes $0.1 million of stock-based compensation expense in each of Q3 2009 Sierra Non-GAAP, Q3 2009 Consolidated Non-GAAP and Q3 2008 Consolidated Non-GAAP
(2)

Includes $1.6 million of stock-based compensation expense in Q3 2009 Sierra Non-GAAP, $0.1 million in Q3 2009 Wavecom Non-GAAP, $1.7 million in Q3 2009 Consolidated Non-GAAP and $1.6 million in Q3 2008

(3)	Includes $1.7 million of stock-based compensation expense in Q3 2009 and $1.6 million in Q3 2008

Results of Operations — Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008

Revenue

Revenue amounted to $135.7 million for the three months ended September 30, 2009, compared to $136.8 million in the same period of 2008.  The decrease in revenue was primarily a result of a decrease in sales of our AirCards and sales of embedded modules to PC OEM customers, partially offset by an increase in revenue from the Wavecom acquisition.  Our third quarter revenue included Wavecom revenue of $33.1 million.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 61%, 17% and 22%, respectively, of our total revenue in the third quarter of  2009, compared to 71%, 9% and 20%, respectively, in the same period of 2008.  Our business in North America decreased by 15% compared to the third quarter of 2008 due primarily to a decrease in sales of our AirCards and embedded modules.  Our business in EMEA increased by 97% compared to the third quarter of 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our AirCards.  Our business in the Asia-Pacific region increased 7% compared to the third quarter of 2008 due primarily to an increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of embedded modules to PC OEM customers.

In the third quarter of 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 43% of our revenue.  In the third quarter of 2008, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q4 2009 revenue will increase moderately compared to Q3 2009 for both our mobile computing and M2M businesses.

Gross margin

Gross margin amounted to $47.2 million for the three months ended September 30, 2009, or 34.8% of revenue, compared to $37.8 million, or 27.6% of revenue, in the same period of 2008.  The increase in gross margin percentage resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Gross margin included $0.1 million of stock-based compensation expense in each of the third quarters of 2009 and 2008.

During the fourth quarter of 2009, we expect that our gross margin percentage will remain above 30%, but may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

Sales and marketing

Sales and marketing expenses were $14.2 million for the third quarter of 2009, compared to $8.7 million in the same period of 2008, an increase of 63%.  The increase in sales and marketing costs is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in expenses due to an increased focus on cost management, including the impact of restructuring programs.  Sales and marketing expenses included $0.4 million of stock-based compensation expense in each of the third quarters of 2009 and 2008.  Sales and marketing expenses as a percentage of revenue increased to 10.5% in the three months ended September 30, 2009, compared to 6.4% in the same period of 2008, primarily due to the addition of costs from the Wavecom acquisition.  While managing sales and marketing expenses relative to revenue, we expect to continue to make investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on our key customers around the world.

Research and development

Research and development expenses amounted to $22.7 million for the third quarter of 2009, compared to $13.1 million in the same period of 2008, an increase of 74%.  The increase is due primarily to the addition of staff and costs from the Wavecom acquisition.  Included in research and development expenses was $0.3 million of stock-based compensation expense in each of the third quarters of 2009 and 2008.

Research and development expenses, excluding government research and development funding repayments, were $22.9 million, or 16.9% of revenue for the three months ended September 30, 2009, compared to $12.4 million, or 9.0% of revenue in the same period of 2008.

We expect to continue to invest in select new product development to continue to meet the needs of our key customers around the world.

Administration

Administration expenses amounted to $8.5 million, or 6.3% of revenue, for the three months ended September 30, 2009, compared to $5.0 million, or 3.7% of revenue, in the same period of 2008.  The increase in administration costs is primarily due to the addition of staff and costs from the Wavecom acquisition.  Included in administration expenses was $0.9 million of stock-based compensation expense in the third quarter of 2009, compared to $0.8 million in the same period of 2008.

Acquisition costs

Acquisition costs were $0.4 million for the three months ended September 30, 2009, compared to nil in the same period of 2008.  The acquisition costs were related to the acquisition of Wavecom, which was completed on February 27, 2009.

Restructuring costs

During the second quarter of 2009, as part of the Wavecom cost reduction initiatives announced prior to our acquisition of Wavecom, the staff reduction program in France was implemented.  A total of 77 positions were impacted, with 18 of these positions remaining to be phased out in the fourth quarter of 2009.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North

Carolina, will be closed in the fourth quarter of 2009. For the three months ended September 30, 2009, restructuring costs were $5.3 million, compared to nil in the same period of 2008.  Included in these charges were primarily provisions for the facilities restructuring in France and costs related to positions remaining to be phased out.

Integration costs

In the third quarter of 2009, integration costs related to the acquisition of Wavecom were $1.3 million, compared to nil in the same period of 2008.  Integration costs included the cost of employees retained for integration activities, related travel expenses and the impairment of an intangible asset.

Foreign exchange gain (loss)

Our foreign exchange gain was $2.0 million in the third quarter of 2009, compared to a foreign exchange loss of $0.8 million in the same period of 2008. Our foreign exchange gain includes a net foreign exchange gain of $1.5 million on intercompany balances that the parent company has with its self-sustaining foreign operations.

Other income (expense)

Other expense was $0.1 million in the third quarter of 2009, compared to other income of $1.3 million in the same period of 2008.  Other income included interest income of $0.1 million in the third quarter of 2009 offset by interest expense of $0.2 million, of which $0.1 million related to the credit facilities that were set up in connection with the Wavecom acquisition.  Interest income decreased to $0.1 million in the third quarter of 2009, from $1.3 million in the same period of 2008 due to a decrease in our cash and short-term investment balances that were used to fund the Wavecom acquisition, as well as a decline in interest rates.

Income tax expense (recovery)

Income tax recovery was $0.6 million for the third quarter of 2009, compared to income tax expense of $3.1 million in the same period of 2008. The income tax recovery in the third quarter of 2009 was primarily related to an adjustment of our uncertain tax positions.

Net earnings (loss)

Our net loss amounted to $7.6 million, or loss per share of $0.25, for the three months ended September 30, 2009, compared to net earnings of $7.3 million, or diluted earnings per share of $0.23, in the same period of 2008.  Included in net earnings (loss) was $1.7 million of stock-based compensation expense in the third quarter of 2009, compared to $1.6 million in the same period of 2008.

The weighted average diluted number of shares outstanding decreased to 31.0 million for the three months ended September 30, 2009, compared to 31.3 million in the same period of 2008 because some securities, such as stock options, that are dilutive are not included in the total when we are in a loss position.  In addition, under the normal course issuer bid, we purchased and cancelled shares during the third quarter of 2008, which reduced the weighted average diluted number of shares outstanding.

Results of Operations — Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Revenue

Revenue amounted to $382.4 million for the nine months ended September 30, 2009, compared to $434.4 million in the same period of 2008, a decrease of 12%.  The decrease in revenue was primarily a result of a decrease in sales of our AirCards and embedded modules, partially offset by an increase in revenue from the Wavecom acquisition.  Our revenue for the first nine months of 2009 included Wavecom revenue of $77.5 million for the period from March 1, 2009 until September 30, 2009.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 62%, 17% and 21%, respectively, of our total revenue for the first nine months of  2009, compared to 69%, 9% and 22%, respectively, in the same period of 2008.  Our business in North America decreased by 20% compared to the first nine months of 2008 due primarily to a decrease in sales of our AirCards and embedded modules.  Our business in EMEA increased by 63% compared to the first nine months of 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our AirCards and embedded modules.  Our business in the Asia-

Pacific region decreased 18% compared to the first nine months of 2008 due primarily to a decrease in sales of embedded modules to PC OEM customers and AirCards, partially offset by the increase in revenue from the Wavecom acquisition.

In the nine months ended September 30, 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 45% of our revenue.  In the first half of 2008, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 51% of our revenue.

Gross margin

Gross margin amounted to $125.1 million for the nine months ended September 30, 2009, or 32.7% of revenue, compared to $120.3 million, or 27.7% of revenue, in the same period of 2008.  The increase in gross margin percentage resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Gross margin included $0.4 million of stock-based compensation expense in the first nine months of 2009 and 2008.

Sales and marketing

Sales and marketing expenses were $38.3 million for the nine months ended September 30, 2009, compared to $24.5 million in the same period of 2008, an increase of 56%.  The increase in sales and marketing costs is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in expenses due to an increased focus on cost management, including the impact of restructuring programs.  Sales and marketing expenses included $1.2 million of stock-based compensation expense in the first nine months of 2009, compared to $1.1 million in the same period of 2008.  Sales and marketing expenses as a percentage of revenue increased to 10.0% in the nine months ended September 30, 2009, compared to 5.6% in the same period of 2008, primarily due to the addition of costs from the Wavecom acquisition as well as the decrease in revenue.

Research and development

Research and development expenses amounted to $60.6 million for the nine months ended September 30, 2009, compared to $40.9 million in the same period of 2008, an increase of 48%.  The increase is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in accruals for government research and development funding repayments.

During the first nine months of 2009, we finalized our obligations with respect to our conditionally repayable research and development funding agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”).  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn $16.5 million by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In March 2009, we signed an amended agreement under which we will pay a total of Cdn $2.5 million, with payments due on March 1 for each of the next five years beginning March 1, 2009.  We had previously accrued payments under the original agreement and as a result of the amended agreement, we have reversed accruals recorded in research and development expense totaling $0.8 million during the first nine months of 2009.

Included in research and development expenses was $1.1 million of stock-based compensation expense in the first nine months of 2009, compared to $0.9 million in the same period of 2008.

Research and development expenses, excluding government research and development funding repayments and reversal of accruals, were $61.8 million, or 16.2% of revenue for the nine months ended September 30, 2009, compared to $35.8 million, or 8.2% of revenue in the same period of 2008.

Administration

Administration expenses amounted to $24.4 million, or 6.4% of revenue, for the nine months ended September 30, 2009, compared to $15.7 million, or 3.6% of revenue, in the same period of 2008.  The increase in administration costs is primarily due to the addition of staff and costs from the Wavecom acquisition.  Included in administration expenses was $2.8 million of stock-based compensation expense in the first nine months of 2009, compared to $2.4 million in the same period of 2008.

Acquisition costs

Acquisition costs were $7.7 million, or 2.0% of revenue, for the nine months ended September 30, 2009, compared to nil in the same period of 2008.  The acquisition costs were related to the acquisition of Wavecom, which was completed on February 27, 2009.

Restructuring costs

During the second quarter of 2009, as part of the Wavecom cost reduction initiatives announced prior to our acquisition of Wavecom, the staff reduction program in France was implemented.  A total of 77 positions were impacted, with 18 of these positions remaining to be phased out in the fourth quarter of 2009.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, will be closed in the fourth quarter of 2009. For the nine months ended September 30, 2009, restructuring costs related to this program were $14.3 million.  Included in restructuring costs is $0.4 million of stock-based compensation expense.

In the first quarter of 2009, we completed an expense reduction program that included the elimination of approximately 56 positions.  As a result, restructuring costs, comprised primarily of severance costs and stock compensation expense, amounted to $1.6 million and included $0.5 million of stock-based compensation expense.

For the first nine months of 2009, restructuring costs related to these two programs were $15.9 million, compared to nil in the same period of 2008.

Integration costs

In the first nine months of 2009, integration costs related to the acquisition of Wavecom were $2.5 million, compared to nil in the same period of 2008.  Integration costs included the cost of employees retained for integration activities, related travel expenses and the impairment of an intangible asset.

Foreign exchange gain (loss)

Our foreign exchange gain was $3.0 million in the nine months ended September 30, 2009, compared to a foreign exchange loss of $0.2 million in the same period of 2008. Our foreign exchange gain for the nine months ended September 30, 2009 includes a realized foreign exchange loss of $15.7 million on Euros that had been held for the Wavecom transaction, partially offset by a net foreign exchange gain of $20.2 million on intercompany balances that the parent company has with its self-sustaining foreign operations.

Other income (expense)

Other expense was $4.1 million in the nine months ended September 30, 2009, compared to other income of $4.5 million in the same period of 2008.  Other expense in the first nine months of 2009 includes $3.9 million of financing costs and $0.6 million of interest expense, of which $0.4 million related to the credit facilities that were set up in connection with the Wavecom acquisition, compared to nil for the same period of 2008.  Interest income decreased to $0.6 million in the first nine months of 2009, from $4.5 million in the same period of 2008 due to a decrease in our cash and short-term investment balances that were used to fund the Wavecom acquisition, as well as a decline in interest rates.

Income tax expense

Income tax expense was $0.3 million for the nine months ended September 30, 2009, compared to $12.0 million in the same period of 2008 due primarily to a reduction in taxable income.

Non-controlling interest

The non-controlling interest in the first nine months of 2009 was $0.9 million, compared to nil in the same period of 2008.  The non-controlling interest represents the non-controlling interest in Wavecom’s loss that resulted because all of the shares of Wavecom had not been tendered at February 27, 2009.  On April 29, 2009, we completed a squeeze-out of the Wavecom shares and OCEANEs that had not been tendered to the offer.

Net earnings (loss)

Our net loss amounted to $37.2 million, or loss per share of $1.20, for the nine months ended September 30, 2009, compared to net earnings of $27.9 million, or diluted earnings per share of $0.89, in the same period of 2008.  Included in net earnings (loss) was $6.4 million of stock-based compensation expense in the first nine months of 2009, compared to $4.9 million in the same period of 2008.

The weighted average diluted number of shares outstanding decreased to 31.0 million for the nine months ended September 30, 2009, compared to 31.4 million in the same period of 2008 because some securities, such as stock options, that are dilutive are not included in the total when we are in a loss position.  In addition, under the Bid, we purchased and cancelled shares during the third quarter of 2008 which reduced the weighted average diluted number of shares outstanding.

Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANEs of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all ADSs representing Wavecom’s shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.

On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218.0 million, issued under a €218.0 million secured term facility with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, in favor of Lazard Freres Bank, acting as presenting bank.  The term facility was secured by our cash of €136.8 million and a pledge against all of our assets.   It was our intention to fund the purchase of the Wavecom shares by using our cash that secured the term facility and to fund the purchase of the OCEANEs by using the term facility.  On February 26, 2009, we borrowed €80.473 million under the term facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of our cash that secured the term facility and the letter of credit was reduced from €218.0 million to €22.2 million.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the term loan of €80.473 million was repaid with those proceeds.  On completion of the squeeze-out, the letter of credit was reduced to nil.  With the completion of the acquisition, the Term Facility is no longer available.

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

International Financial Reporting Standards (“IFRS”)

The Securities and Exchange Commission (“SEC”) proposed a roadmap for phasing in mandatory IFRS filings by U.S. public companies beginning for years ending on or after December 15, 2014.  The proposed roadmap addresses the basis for considering the mandatory use of IFRS by U.S. issuers.  It then sets forth seven milestones, which, if achieved, could lead to the use of IFRS by U.S. issuers in their filings with the SEC.  In 2011, the SEC will determine whether to proceed with rulemaking to require that U.S. issuers use IFRS beginning in 2014 if it is in the public interest and for the protection of investors to do so.  We will continue to monitor the timing of adoption of IFRS.

Legal Proceedings

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including HP, Panasonic Corporation (“Panasonic”) and General Dynamics Itronix Corporation (“GD”).  The litigation makes certain allegations concerning the wireless modules sold to the computer manufacturers by us and our competitors.  We have entered into supply agreements with some of these companies and, pursuant to those agreements, have been advised of the litigation.   Pursuant to our agreement with GD, we are providing defense to GD as to our products.  We are assessing our obligations to the other computer manufacturers and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2008, Saxon also filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Texas asserting patent infringement by a number of computer manufacturers, including Hewlett-Packard Co. (“HP”).  The litigation makes certain allegations concerning the wireless modules sold to the manufacturers.  We have entered into a supply agreement with HP and, pursuant to that agreement, have been notified of the litigation.  We are currently assessing our obligations to HP and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors. We have entered into wireless modem supply agreements with some of these companies and, pursuant to those agreements, have been notified of the litigation.  Pursuant to our agreement with Sprint-Nextel, we are providing defense to Sprint-Nextel.  We are assessing our obligations, if any, to the other carriers.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.  We have accrued legal costs of $1.0 million related to our defense of this lawsuit.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries.  In that proceeding, Wavecom alleged that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom.  The lawsuit claimed torts of conversion, unfair competition and misappropriation of trade secrets, and sought damages in an amount to be proved at trial and a court order requiring the defendants to return the information.  On August 24, 2009, the parties reached a mutually agreeable settlement of the lawsuit and the case was subsequently dismissed by stipulation of the parties.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment of approximately $2.0 million for products sold by Wavecom Inc.  This amount has been provided for in our allowance for doubtful accounts.  Wavecom and Wavecom Inc. filed suit against Continental Group in the Supreme Court of the State of New York (USA) to recover the unpaid receivables.  Continental Group filed a separate suit in state court in North Carolina against Wavecom, asserting eight claims for relief, alleging breach of both tort and contracts law.  Continental Group has requested damages under the main claim of $1.5 million to be determined at trial.  On the other claims, Continental has requested damages in excess of $10,000 each and has also requested treble and punitive damages.  As a result of a merger with Sierra Wireless America, Inc. (“SWA”), Wavecom, Inc. no longer exists and the liabilities of Wavecom, Inc. are the liabilities of SWA.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made by Continental Group are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Effective January 1, 2009 we adopted a new policy to account for assets acquired and liabilities assumed in a business combination.  Under this policy, the acquisition method is used to record all identifiable assets, liabilities, non-controlling interests and goodwill acquired at fair value. We have applied this policy to our acquisition of Wavecom.  The adoption of this policy resulted in the expensing of Wavecom acquisition costs in the three and nine months ended September 30, 2009 of $0.4 million and $7.7 million, respectively, of which $2.8 million was deferred at December 31, 2008.  We did not adopt any other new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $76.7 million and goodwill of $106.9 million generated primarily from our acquisitions of Wavecom in February 2009, AirLink in May 2007 and AirPrime in August 2003.  We are in the process of obtaining a third party valuation of the assets acquired and liabilities assumed for the Wavecom acquisition, therefore our estimate of goodwill for Wavecom is preliminary and subject to change. Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We assessed the realizability of goodwill related to the reporting unit during the fourth quarter of 2008 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.  There was no impairment of goodwill during the first nine months of 2009 or the year ended December 31, 2008.

•                  We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured them according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $44.0 million for the nine months ended September 30, 2009, compared to cash provided by operating activities of $53.8 million in the same period of 2008.  The source of cash in operating activities in the first nine months of 2009 primarily resulted from our net loss of $38.1 million adjusted for net non-cash items of $58.0 million as well as changes in other operating assets and liabilities of $24.1 million.

Investing Activities

Cash provided by investing activities was $24.2 million in the first nine months of 2009, compared to cash used by investing activities of $11.4 million in the same period of 2008.  Cash provided by investing activities was due primarily to a reduction in restricted cash of $175.8 million, offset by cash used for the acquisition of OCEANEs of $104.8 million, the acquisition of Wavecom net assets of $146.7 million, which included cash acquired of $139.8 million and the acquisition of the remaining non-controlling interest of $19.6 million. We also used cash for expenditures on fixed and intangible assets of $8.3 million and $5.1 million, respectively, for the nine months ended September 30, 2009, compared to $15.0 million and $2.6 million, respectively, in the same period of 2008.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.  We used cash of $7.2 million to fund purchases of short-term investments, net of proceeds on maturity of short-term investments.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $8.3 million in the first nine months of 2009, compared to $6.7 million in the same period of 2008.  During the nine months ended September 30, 2009, we received proceeds from the term loan of $102.7 million which was used to purchase the Wavecom OCEANEs and subsequently repaid the term loan with cash acquired from the acquisition of Wavecom.  In the first nine months of 2009, we also used cash of $3.9 million for financing costs related to the credit facilities that were set up to finance the Wavecom acquisition and $6.4 million to fund our restricted share unit program, compared to nil and $2.5 million, respectively, in the same period of 2008.  In the first three quarters of 2009, we received proceeds from the exercise of Wavecom options of $4.1 million, compared to nil in the same period of 2008.

As of September 30, 2009, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, completing the integration of Wavecom and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $135.9 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the fourth quarter of 2009 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of September 30, 2009:

Payments due in fiscal

2009	$2,942
2010	11,514
2011	7,066
2012	2,136
2013	1,987
Thereafter	1,745
Total	$27,390

As of September 30, 2009, we had tax obligations for uncertain tax positions of $9.0 million.

We have entered into purchase commitments totaling approximately $103.2 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October 2009 and December 2009.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

Normal Course Issuer Bid

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of the Bid on the TSX and the Nasdaq, representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and terminated on May 25, 2009.  As of May 25, 2009, 407,700 common shares had been purchased at open market prices, for an aggregate purchase price of $5.0 million, and subsequently cancelled.  The amount paid to acquire the shares in excess of the average carrying value has been charged to retained earnings.

Sources and Uses of Cash

The source of funds for our future capital expenditures and commitments includes cash and short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $135.9 million at September 30, 2009, compared to $81.3 million at December 31, 2008, excluding restricted cash of $191.5 million.

•                  Accounts receivable amounted to $85.3 million at September 30, 2009, compared to $67.1 million at December 31, 2008.

•                  We have a credit facility with two Canadian chartered banks as described below.  At September 30, 2009, there were no borrowings under this credit facility.  At December 31, 2008, we had drawn a letter of credit in the amount of €218.0 million issued under the €218.0 million secured term facility.

Credit Facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bore interest at prime per annum.  No amount was drawn down under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, that provided for a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Revolving Facility, not to exceed $55.0 million, is to be used for working capital requirements.  The Term Facility, not to exceed €218.0 million, was to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  With the completion of the acquisition, the Term Facility is no longer available.

On December 1, 2008, we drew a letter of credit in the amount of €218.0 million issued under the Term Facility.  The

Term Facility was secured by cash of €136.8 million and both facilities are secured by a pledge against all of our assets.   On February 26, 2009, we borrowed €80.473 million under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs of Wavecom.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of our cash that secured the Term Facility and the letter of credit was reduced from €218.0 million to €22.2 million.   The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80.473 million under the Term Facility was repaid with those proceeds.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom to 95.4%.  On April 29, 2009, we completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out and the letter of credit was reduced to nil.

At September 30, 2009, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facilities.

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during December 2008.

Market Risk Disclosure

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in EMEA and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  Our risk associated with currency fluctuations associated with the Euro has increased as a result of our acquisition of Wavecom and cash balances that we hold in Euros.  Wavecom, whose functional currency is Euros, uses derivatives such as foreign currency forward and options contracts to reduce our foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars.  All derivatives that were outstanding at September 30, 2009 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

For 2009, with the addition of the credit facilities, we will be exposed to interest rate fluctuations to the extent there are borrowings on these facilities, as our interest rates are based on the U.S. prime rate and LIBOR.

Related Party Transactions

During the three and nine months ended September 30, 2009, there were no material related party transactions.

Changes in Internal Control Over Financial Reporting

Prior to our acquisition of Wavecom, Wavecom maintained effective internal control over financial reporting based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We are evaluating Wavecom’s internal control over financial reporting but are not aware of any changes since the date of acquisition that have materially affected, or are reasonably likely to materially affect, Wavecom’s internal controls over financial reporting.

There have been no changes in Sierra Wireless’ internal control over financial reporting during the first nine months of 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eleven most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2008.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

	Quarter Ended
2009	Mar 31	Jun 30	Sep 30

Revenue	$111,407	$135,348	$135,677
Cost of goods sold	80,697	88,222	88,436
Gross margin	30,710	47,126	47,241

Expenses:
Sales and marketing	8,974	15,035	14,244
Research and development	15,014	22,923	22,705
Administration	6,074	9,769	8,530
Acquisition costs	6,522	804	364
Restructuring costs	1,726	8,869	5,332
Integration costs	254	936	1,332
Amortization	2,420	5,001	4,889
	40,984	63,337	57,396
Loss from operations	(10,274)	(16,211)	(10,155)
Foreign exchange gain (loss)	(9,923)	10,957	1,981
Other expense	(4,022)	(10)	(88)
Loss before income taxes	(24,219)	(5,264)	(8,262)
Income tax expense (recovery)	(267)	1,229	(634)
Net loss before non-controlling interest	(23,952)	(6,493)	(7,628)
Net loss attributable to non-controlling interest	(287)	(622)	—
Net loss	$(23,665)	$(5,871)	$(7,628)

Loss per share:
Basic	$(0.76)	$(0.19)	$(0.25)
Diluted	$(0.76)	$(0.19)	$(0.25)

Weighted average number of shares (in thousands):
Basic	31,032	31,032	31,032
Diluted	31,032	31,032	31,032

	Quarter Ended				Year
2008	Mar 31	Jun 30	Sep 30	Dec 31	2008

Revenue	$141,949	$155,698	$136,794	$132,867	$567,308
Cost of goods sold	102,614	112,490	99,025	96,482	410,611
Gross margin	39,335	43,208	37,769	36,385	156,697

Expenses:
Sales and marketing	7,835	7,928	8,717	8,204	32,684
Research and development	13,769	14,063	13,062	13,166	54,060
Administration	5,084	5,601	5,011	4,871	20,567
Amortization	1,281	1,212	1,135	1,186	4,814
	27,969	28,804	27,925	27,427	112,125
Earnings from operations	11,366	14,404	9,844	8,958	44,572
Other income	2,459	1,269	522	21,912	26,162
Earnings before income taxes	13,825	15,673	10,366	30,870	70,734
Income tax expense (recovery)	4,148	4,702	3,110	(3,809)	8,151
Net earnings	$9,677	$10,971	$7,256	$34,679	$62,583

Earnings per share:
Basic	$0.31	$0.35	$0.23	$1.12	$2.00
Diluted	$0.31	$0.35	$0.23	$1.12	$2.00

Weighted average number of shares (in thousands):
Basic	31,341	31,371	31,273	31,032	31,254
Diluted	31,427	31,512	31,324	31,032	31,323

	Quarter Ended				Year
2007	Mar 31	Jun 30	Sep 30	Dec 31	2007

Revenue	$85,428	$107,379	$111,515	$135,581	$439,903
Cost of goods sold	62,111	78,383	78,446	97,821	316,761
Gross margin	23,317	28,996	33,069	37,760	123,142

Expenses:
Sales and marketing	4,097	4,923	5,963	7,237	22,220
Research and development	9,885	11,606	9,692	11,865	43,048
Administration	3,141	3,448	4,508	4,281	15,378
Amortization	668	889	1,271	1,092	3,920
	17,791	20,866	21,434	24,475	84,566
Earnings from operations	5,526	8,130	11,635	13,285	38,576
Other income	1,249	758	743	2,045	4,795
Earnings before income taxes	6,775	8,888	12,378	15,330	43,371
Income tax expense	1,518	2,218	3,343	3,833	10,912
Net earnings	$5,257	$6,670	$9,035	$11,497	$32,459

Earnings per share:
Basic	$0.20	$0.25	$0.33	$0.37	$1.17
Diluted	$0.20	$0.25	$0.33	$0.37	$1.16

Weighted average number of shares (in thousands):
Basic	25,720	26,405	27,355	31,217	27,696
Diluted	25,955	26,722	27,674	31,389	27,956

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports and MD&A.  Items affecting our results were as follows:

•                  The decrease in net earnings in the first quarter of 2008 compared to the fourth quarter of 2007 was due primarily to an increase in operating expenses in Q1 2008 due to our continued investment in our business.  Costs related to expanding distribution channels as well as new product launch and development expenses caused our operating expenses to increase.

•                  The decrease in revenue and net earnings in the third quarter of 2008 compared to the second quarter of 2008 was primarily a result of missing an expected product launch with a large wireless operator.

•                  The increase in net earnings in the fourth quarter of 2008 compared to the third quarter of 2008 was primarily a result of an unrealized foreign exchange gain of $18.4 million on Euros held in connection with the Wavecom acquisition and a reduction in income tax expense of $6.5 million as a result of reducing our valuation allowance on our current tax assets.

•                  The decrease in net earnings in the first quarter of 2009 compared to the fourth quarter of 2008 was a result of a decrease in revenue due to macro-economic headwinds in key markets and continued intense competition.  In addition, our net loss included Wavecom’s net loss of $3.0 million for the month of March, an unrealized foreign exchange loss of $15.7 million on Euros held in connection with the Wavecom acquisition, Wavecom transaction costs of $10.4 million, restructuring costs of $1.6 million, stock-based compensation of $2.0 million, acquisition related amortization of $2.2 million and integration costs of $0.3 million.

•                  The decrease in our net loss in the second quarter of 2009 compared to the first quarter of 2009 was a result of an increase in gross margin that resulted from product cost reductions and the addition of higher margin products from the acquisition of Wavecom, as well as a decrease in acquisition and financing costs and a foreign exchange gain.  These decreases to our net loss were partially offset by an increase in operating expenses due to the acquisition of Wavecom, restructuring costs and income tax expense.

•                  In the third quarter of 2009, our loss from operations decreased to $10.2 million from $16.2 million in the second quarter of 2009, primarily as a result of a decrease in restructuring and acquisitions costs.  Our operating expenses also decreased due partly to the impact of the restructurings that occurred in May 2009.  Our net loss increased to $7.6 million in the third quarter of 2009, compared to a net loss of $5.9 million in the second quarter of 2009 as a result of a decrease in foreign exchange gain, partially offset by a decrease in income tax expense.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”  “expanding” or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond our control.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that the actual results, performance, achievements or developments that we anticipate will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operation could be materially adversely affected as well as the market price of our common shares.

Continued difficult market conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the U.S. and we are particularly exposed to the downturns in the U.S. economy.  With our acquisition of Wavecom, we have a larger portion of our business based in Europe and will have increased exposure to the market conditions in Europe.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  If the resulting economic pressure on our customers causes them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, our revenues and profitability could decline, perhaps materially.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Concentration in our customer base; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Acquisitions of companies or technologies, including our acquisition of Wavecom, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•                  Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•                  Higher than anticipated acquisition and integration costs and expenses;

•                  Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•                  The difficulty and expense of integrating the operations and personnel of the companies;

•                  Possible use of cash to support the operations of an acquired business;

•                  Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•                  Disruption of our ongoing business;

•                  Diversion of management’s time and attention away from our remaining business during the integration process;

•                  Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•                  The inability to implement uniform standards, controls, procedures and policies;

•                  The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses;

•                  As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•                  Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

We may infringe on the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenues.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of customers will account for a significant portion of our revenues for the foreseeable future.

In the three months ended September 30, 2009, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 43% of our revenue.  In the year ended December 31, 2008, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In the last three fiscal years, there have been two different customers that individually accounted for more than 10% of our revenues.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may be, in short supply worldwide and shortages in allocation of components may result in delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our revenue may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields and costs;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar and Euro may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada and the Euro through our recent acquisition of Wavecom in Europe. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars, however, some of our operating costs are still incurred in Canadian dollars, primarily those relating to marketing, administration and a portion of our research and development. Given the fluctuations in the Canadian dollar relative to the United States dollar, our operating results may be negatively impacted. Wavecom has significant revenue and costs denominated in Euro, resulting in increased exposure currency fluctuations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to restructure or take other actions and our share price may decline.

During the first nine months of 2009, our net loss was $37.2 million and our deficit at September 30, 2009 was $15.9 million.  During the years ended 2008, 2007 and 2006, our net earnings were $62.6 million, $32.5 million and $9.8 million, respectively.  However, as a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in that year.  Our ability to achieve and maintain profitability in the future will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products, as well as the successful integration of Wavecom. While we had been profitable for thirteen sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenue	$135,677	$136,794	$382,432	$434,441
Cost of goods sold	88,436	99,025	257,355	314,129
Gross margin	47,241	37,769	125,077	120,312

Expenses:
Sales and marketing	14,244	8,717	38,253	24,480
Research and development	22,705	13,062	60,642	40,894
Administration	8,530	5,011	24,373	15,696
Acquisition costs (note 3)	364	—	7,690	—
Restructuring (note 6)	5,332	—	15,927	—
Integration (note 7)	1,332	—	2,522	—
Amortization	4,889	1,135	12,310	3,628
	57,396	27,925	161,717	84,698
Earnings (loss) from operations	(10,155)	9,844	(36,640)	35,614

Foreign exchange gain (loss)	1,981	(787)	3,015	(217)
Other income (expense)	(88)	1,309	(4,120)	4,467
Earnings (loss) before income taxes	(8,262)	10,366	(37,745)	39,864
Income tax expense (recovery)	(634)	3,110	328	11,960
Net earnings (loss)	(7,628)	7,256	(38,073)	27,904
Net loss attributable to the non-controlling interest (note 3)	—	—	(909)	—
Net earnings (loss) attributable to Sierra Wireless, Inc.	(7,628)	7,256	(37,164)	27,904
Retained earnings (deficit), beginning of period	(8,263)	(19,954)	21,273	(40,602)
Excess of purchase price over assigned value of common shares acquired (note 10)	—	(708)	—	(708)
Deficit, end of period	$(15,891)	$(13,406)	$(15,891)	$(13,406)

Earnings (loss) per share:
Basic	$(0.25)	$0.23	$(1.20)	$0.89
Diluted	$(0.25)	$0.23	$(1.20)	$0.89

Weighted average number of shares (in thousands):
Basic	31,032	31,273	31,032	31,328
Diluted	31,032	31,324	31,032	31,421

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Earnings (Loss)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Net earnings (loss)	$(7,628)	$7,256	$(38,073)	$27,904
Other comprehensive earnings (loss):
Unrealized gain (loss) on marketable securities	3	(15)	26	22
Realized loss (gain) on marketable securities	—	—	2	(47)
Foreign currency translation	5,404	—	4,046	—
Comprehensive earnings (loss)	(2,221)	7,241	(33,999)	27,879
Comprehensive loss attributable to the non-controlling interest (note 3)	—	—	(798)	—
Comprehensive earnings (loss) attributable to Sierra Wireless, Inc.	$(2,221)	$7,241	$(33,201)	$27,879

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	September 30, 2009	December 31, 2008
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$110,585	$63,258
Restricted cash	—	191,473
Short-term investments (note 4)	25,304	18,003
Accounts receivable, net of allowance for doubtful accounts of $6,630 (2008 — $1,989)	85,278	67,058
Inventories (note 5)	23,425	33,031
Deferred income taxes	5,293	5,565
Prepaid expenses	15,579	6,233
	265,464	384,621

Fixed assets	27,772	22,935
Intangible assets	76,671	15,291
Goodwill	106,871	33,013
Deferred income taxes	1,963	2,296
Other	8,794	4,230
	$487,535	$462,386

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$65,987	$38,631
Accrued liabilities	55,294	47,568
Deferred revenue and credits	1,123	683
Current portion of long-term obligations (note 8)	3,082	193
Current portion of obligations under capital leases (note 9)	354	—
	125,840	87,075

Long-term obligations (note 8)	2,477	316
Obligations under capital leases (note 9)	301	—
Other long-term liabilities (note 8)	34,687	14,789
Deferred income taxes	2,152	2,758

Shareholders’ equity:
Share capital (note 10)	325,901	325,893
Treasury shares, at cost (note 10)	(6,442)	(1,487)
Additional paid-in capital	15,185	12,518
Retained earnings (deficit)	(15,891)	21,273
Accumulated other comprehensive earnings (loss)	3,325	(749)
	322,078	357,448
	$487,535	$462,386

Contingencies (note 14)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$(7,628)	$7,256	$(38,073)	$27,904
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	12,179	4,076	30,545	11,875
Stock-based compensation (note 11)	1,693	1,618	6,427	4,913
Non-cash restructuring and other	4,163	—	4,163	—
Deferred income taxes	—	1,272	—	1,102
Loss (gain) on disposal	42	—	(7)	73
Unrealized foreign exchange loss on restricted cash	—	—	15,653	—
Unrealized foreign exchange loss on term loan	—	—	1,215	—
Changes in operating assets and liabilities
Accounts receivable	(12,314)	9,230	21,861	(7,081)
Inventories	4,344	(6,371)	17,148	(8,295)
Prepaid expenses and other assets	1,027	1,956	1,010	4,923
Accounts payable	10,281	2,750	(7,236)	8,285
Accrued liabilities	1,896	785	(8,206)	10,139
Deferred revenue and credits	(548)	180	(457)	9
Net cash provided by operating activities	15,135	22,752	44,043	53,847

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785 (note 3)	—	—	(26,493)	(35)
Acquisition of OCEANE convertible bonds (note 3)	—	—	(104,767)	—
Decrease in restricted cash	—	—	175,820	—
Proceeds on disposal	23	—	119	2
Purchase of fixed assets	(1,449)	(4,971)	(8,268)	(14,990)
Increase in intangible assets	(3,595)	(1,694)	(5,075)	(2,578)
Purchase of long-term investments	—	(5,169)	—	(5,169)
Purchase of short-term investments	(22,998)	(67,175)	(47,445)	(142,771)
Proceeds on maturity of short-term investments	16,200	38,214	40,260	154,134
Net cash provided by (used in) investing activities	(11,819)	(40,795)	24,151	(11,407)

Cash flows from financing activities:
Proceeds on issuance of term loan (note 12(b))	—	—	102,716	—
Repayment of term loan (note 12(b))	—	—	(103,931)	—
Financing costs	—	—	(3,914)	—
Issuance of common shares, net of share issue costs	5	339	5	1,023
Purchase of treasury shares for RSU distribution (note 10)	(3,899)	(1,487)	(6,417)	(2,498)
Repurchase of common shares (note 10)	—	(4,982)	—	(4,982)
Proceeds on exercise of Wavecom options	—	—	4,148	—
Repayment of long-term liabilities	(334)	(83)	(900)	(222)
Net cash used in financing activities	(4,228)	(6,213)	(8,293)	(6,679)

Effect of foreign exchange changes on cash and cash equivalents	(1,486)	—	(12,574)	—

Net increase (decrease) in cash and cash equivalents	(2,398)	(24,256)	47,327	35,761
Cash and cash equivalents, beginning of period	112,983	143,641	63,258	83,624
Cash and cash equivalents, end of period	$110,585	$119,385	$110,585	$119,385

Supplementary information (note 15)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

For the three and nine months ended September 30, 2009 and 2008

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(Prepared in accordance with U.S. GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2008 Annual Report.

We have evaluated all subsequent events through November 12, 2009, the date on which these interim consolidated financial statements were issued.

2.              Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except as described in note 2(b) and (e).

(a)   Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)   Foreign currency translation

Our functional or primary operating currency is the U.S. dollar.

For financial statements of operations whose functional currency is the U.S. dollar but the transactions are in currencies other than the U.S. dollar, the monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date, and the resulting exchange rate gains and losses are recognized in net earnings (loss).  The non-monetary assets denominated in a currency other than the U.S. dollar are translated at the historical exchange rate in effect on the date of the transaction.

The financial statements for operations whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, and at average rates for revenues and expenses.  The accumulated unrealized translation gains and losses in these operations are recorded as a component of other comprehensive earnings (loss).

(c)   Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(d)  Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(e)   Recent accounting pronouncements

In August 2009, a new accounting policy used to determine the fair value of liabilities was introduced and will be effective in the fourth quarter of 2009.  Under this policy, if a quoted price in an active market for an identical liability does not exist, the fair value will be determined using one or more of the following techniques: (i) a valuation technique the uses the quoted price of the identical liability when traded as an asset, (ii) a valuation technique that uses quoted prices of similar liabilities when traded as assets, or (iii) another valuation technique such as the income approach or market approach.  This policy will be adopted in the fourth quarter of 2009 and is not expected to have a material impact on our consolidated financial results.

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) launched its Accounting Standards Codification (“Codification”), which is now the single source of authoritative non-governmental U.S. GAAP.  Rules and interpretive releases of the Securities Exchange Commission (“SEC”) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009, and has been adopted in these financial statements.

In May 2009, we adopted a new accounting policy for subsequent events such that a subsequent event will be recognized if it provides additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the process of preparing the financial statements.  If the event does not provide evidence about a condition that did not exist at the balance sheet date and arose after such date and before the statements are issued, then the event will be disclosed accordingly. The adoption of this policy did not have a material impact on our consolidated financial results.

In April 2009, we adopted a new policy to disclose the fair value for all financial instruments that are practicable to estimate, whether recognized or not, in both our annual and interim financial statements. In addition, carrying values and disclosure of the method and significant assumptions used to derive the fair values may also be disclosed. These disclosure requirements have been adopted in note 12(a).

Effective January 1, 2009, we adopted a new policy to account for assets acquired and liabilities assumed in a business combination.  Under this policy, the acquisition method is used to record all identifiable assets, liabilities, non-controlling interests and goodwill acquired at fair value. Other key terms of this policy include the following: (i) acquisition-related expenses and restructuring costs are recognized separately from the acquisition and expensed as incurred; (ii) in-process research and development costs are capitalized at fair value as intangible assets; (iii) any negative goodwill is recognized through the income statement on the date of acquisition; (iv) changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period are recognized as a component of provision for taxes; and (v) disclosure will be made to enable the evaluation of the nature and financial effects of the business combination. We have applied this policy to our acquisition of Wavecom S.A. (“Wavecom”), see note 3.  The adoption of this policy resulted in the expensing of Wavecom acquisition-related costs in the three and nine months ended September 30, 2009 of $364 and $7,690, respectively, including $2,770 that was deferred at December 31, 2008.

Effective January 1, 2009, we adopted a new policy to account for and disclose non-controlling interests.  This policy includes the following: (i) presentation of non-controlling interest in the equity section of the balance sheet, but separate from shareholders’ equity; (ii) clear definition of net income attributable to the parent and non-controlling interests on the income statement; (iii) disclosure of all changes in the parent’s ownership interest; (iv) when a subsidiary is deconsolidated the gain/loss on deconsolidation is based on the fair value, not the carrying value, of the investment; and (v) sufficient disclosure to distinguish between interests of the parent and the non-controlling interests. These provisions have been applied to the non-controlling interest acquired with the acquisition of Wavecom, see note 3.

Effective January 1, 2009, we adopted a new disclosure policy for derivative instruments and hedging activities.   This policy requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for, and the effects of derivative instruments and related hedged items on financial position, financial performance and cash flows.  These disclosure requirements have been adopted in note 12.

Effective January 1, 2009, we adopted a new policy to determine the useful life of intangible assets, other than goodwill.  The useful life of a recognized intangible asset is to be the period over which the asset will contribute to our expected future cash flows. Consideration will be given to the period of expected cash flows used to measure the fair value of the recognized intangible asset, and our historical experience with regard to the renewal of extension of terms in similar arrangements. Disclosure will be made of the amortization period and any key terms or assumptions with regard to renewal or extension terms. These provisions have been applied to determine the useful lives of the intangible assets acquired with the acquisition of Wavecom, see note 3.

Effective January 1, 2009, we adopted a new policy to account for pre-acquisition contingencies.  If an acquired contingency can be determined during the measurement period, the asset acquired or liability assumed is to be initially recognized and measured at fair value on the acquisition date.  If the fair value of the acquired contingency cannot be determined during the measurement period, it is recognized if it is probable that the asset existed or liability was incurred at the acquisition date, and the amount can be reasonably estimated. Note disclosure for contingencies related to each acquisition is to include the amounts, measurement basis and nature of acquired contingencies, as well as disclosure of unrecognized contingencies. The contingencies acquired from our acquisition of Wavecom have been accounted for in accordance with this policy in note 3.

3.              Acquisition of Wavecom

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless machine-to-machine (“M2M”) solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218,000.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom, for cash consideration of $144,859 (€113,508) and $104,767 (€82,093), respectively.  During March 2009, we purchased 160,643 shares on the open market for cash consideration of $1,850 (€1,365), resulting in the acquisition of 85.34% of the outstanding shares.  Following a statutory re-opening of the tender offer, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% for cash consideration of $11,817 (€8,908).  On April 29, 2009, we completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out for cash consideration of $7,752 (€5,851).  The Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

The goodwill of $64,605 arising from the acquisition results from the expectation that the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia. All of the goodwill was assigned to the mobile and M2M segment.  Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The results of Wavecom have been included in our consolidated financial statements from February 27, 2009 and for the three and nine months ended September 30, 2009 include revenue of $33,113 and $77,532, respectively, and net loss attributable to Sierra Wireless, Inc. of $15,986 and $40,377, respectively.

Wavecom acquisition and financing costs recognized during the three and nine months ended September 30, 2009 of $364 and $11,604, respectively, were expensed as follows: $364 and $7,690 in acquisition costs and nil and $3,914 in other expense, respectively.

As we are in the process of obtaining a third party review of the valuation of the assets acquired and liabilities assumed, the allocation of the purchase price is preliminary and subject to refinement.  The following table summarizes the preliminary estimated fair value of the identifiable assets acquired and liabilities assumed.

Cash and marketable securities	$139,785
Other current assets	51,754
Property and equipment	9,123
Intangible assets	65,573
Goodwill	64,605
Other long-term assets	5,231
Total assets acquired	$336,071

Current liabilities	52,371
OCEANE convertible bonds	104,870
Capital lease obligations	657
Long-term liabilities	462
Other long-term liabilities	17,645
Non-controlling interest	13,357
Net assets acquired	$146,709

The fair value of the non-controlling interest at February 27, 2009 of $13,357 was based on the fair market price determined in the tender offer of $10.85 (€8.50) per ordinary share.

The following is a reconciliation of the non-controlling interest that was acquired with the acquisition of Wavecom:

Acquired non-controlling interest of Wavecom		$13,357
Increase in non-controlling interest on exercise of Wavecom options		4,148
Comprehensive earnings (loss) attributable to non-controlling interest:
Net loss	(287)
Other comprehensive earnings:
Unrealized gain on financial instruments	7
Foreign currency translation	112
Comprehensive loss attributable to non-controlling interest		(168)
Non-controlling interest of Wavecom at March 31, 2009		17,337
Comprehensive loss attributable to non-controlling interest:
Net loss	(622)
Other comprehensive earnings:
Foreign currency translation	(8)
Comprehensive loss attributable to non-controlling interest		(630)
Acquisition of non-controlling interest		(16,707)
Non-controlling interest of Wavecom at June 30 and September 30, 2009		$—

The following table presents details of the estimated purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Backlog	1	$5,747
Intellectual property	3	27,024
Customer relationships and other intangible assets	3 - 5	27,445
Total purchased intangible assets		$60,216

Pro forma information

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2008.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2008 or that may be obtained in the future.  If the acquisition of Wavecom had occurred as of January 1, 2008, the pro forma operating results would have been as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Revenue	$135,677	$181,025	$399,977	$589,357
Net loss	(7,205)	(25,924)	(42,437)	(6,534)
Diluted loss per share	$(0.23)	$(0.83)	$(1.37)	$(0.21)

See note 14(c) for pre-acquisition legal proceedings related to Wavecom.

4.              Investments

Investments, all of which are classified as available-for-sale, were primarily comprised of government treasury bills and securities.

5.              Inventories

	September 30,	December 31,
	2009	2008
Electronic components	$11,748	$7,942
Finished goods	11,677	25,089
	$23,425	$33,031

6.              Restructuring Charges

(a)       May 2009 Restructuring

On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom with Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, will be closed in the fourth quarter of 2009.  R&D activities from this location will be transitioned primarily to the Sierra Wireless location in Carlsbad, California.  The cost reduction initiatives related to this cost reduction program are expected to be completed in the fourth quarter of 2009.

(b)       January 2009 Restructuring

In January 2009, we implemented an expense reduction program to reduce labor costs.  We reduced our workforce by 56 employees, all of whom were terminated in the first quarter of 2009.  The total workforce reduction charges of $1,622 include $501 for accelerated stock-based compensation and the remainder represents severance and benefits associated with the terminated employees. The liability related to this program was substantially paid by the end of the third quarter of 2009.

(c)        Wavecom Restructuring

In October 2008, prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was completed.  A total of 77 positions were impacted, with 18 of these positions remaining to be phased out in the fourth quarter of 2009.  The restructuring charge recognized in the third quarter of $4,501 primarily relates to the exit of a portion of our building in France and excludes the impairment of leasehold improvements of $152 that is recorded in amortization. The remaining liability related to the workforce reduction is expected to be substantially paid by the end 2009.  The current and long-term portions of the facilities restructuring of $2,480 and $976, respectively,  is expected to be substantially paid by July 2011.

(d)       Prior Restructurings

In the second quarter of 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets.

Of the facilities restructuring liability outstanding at September 30, 2009, $141 (December 31, 2008 — $166) is from the 2005 restructuring and $292 (December 31, 2008 — $343) arises from prior restructurings.  The current and long-term portions of the facilities restructuring are $202 and $231, respectively (December 31, 2008 — $193 and $316).

The following table summarizes the changes to the provision for the three and nine months ended September 30, 2009:

May 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$2,874	$—	$2,874	$2,874	$—
Cash payments	(395)	—	(395)	—	—
Non-cash stock-based compensation	(404)	—	(404)	—	—
Foreign exchange	113	—	113	—	—
Balance at June 30, 2009	2,188	—	2,188	2,874	—
Period charges	831	—	831	831	—
Cash payments	(542)	—	(542)	—	—
Foreign exchange	241	—	241	—	—
Balance at September 30, 2009	$2,718	$—	$2,718	$3,705	$—

January 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$1,622	$—	$1,622	$1,622	$—
Cash payments	(924)	—	(924)	—	—
Non-cash stock-based compensation	(501)	—	(501)	—	—
Balance at March 31, 2009	197	—	197	1,622	—
Cash payments	(107)	—	(107)	—	—
Balance at June 30, 2009	90	—	90	1,622	—
Cash payments	(58)	—	(58)	—	—
Balance at September 30, 2009	$32	$—	$32	$1,622	$—

Wavecom Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Balance at acquisition	$595	$—	$595	$—	$—
Cash payments	(510)	—	(510)	—	—
Revisions to prior accruals	104	—	104	104	—
Balance at March 31, 2009	189	—	189	104	—
Period charges	5,995	—	5,995	5,995	—
Cash payments	(1,372)	—	(1,372)	—	—
Foreign exchange	346	—	346	—	—
Balance at June 30, 2009	5,158	—	5,158	6,099	—
Period charges	828	3,673	4,501	4,501	152
Cash payments	(2,966)	(239)	(3,205)	—	—
Foreign exchange	147	22	169	—	—
Balance at September 30, 2009	$3,167	$3,456	$6,623	$10,600	$152

Prior Restructurings	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Balance at December 31, 2008	$—	$509	$509	$—	$—
Cash payments	—	(61)	(61)	—	—
Revisions to prior accruals	—	(74)	(74)	—	—
Balance at March 31, 2009	—	374	374	—	—
Cash payments	—	(62)	(62)	—	—
Revisions to prior accruals	—	127	127	—	—
Balance at June 30, 2009	—	439	439	—	—
Cash payments	—	(93)	(93)	—	—
Revisions to prior accruals	—	87	87	—	—
Balance at September 30, 2009	$—	$433	$433	$—	$—

Total provision balances, September 30, 2009	$5,917	$3,889	$9,806
Total charges for three months ended September 30, 2009				$5,332	$152
Total charges for nine months ended September 30, 2009				$15,927	$152

7.              Integration Costs

For the three and nine months ended September 30, 2009 we incurred integration costs related to the acquisition of Wavecom of $1,332 and $2,522 (2008 — nil and nil), which included the cost of employees retained for integration activities, related travel expenses and the impairment of an intangible asset.

8.              Long-term Liabilities

	September 30,	December 31,
	2009	2008
Facilities (note 6(c) and 6(d))	$3,889	$509
TPC liability (note 14(a)(iv))	1,670	—
Less: current portion long-term liabilities	(3,082)	(193)
	2,477	316
Other long-term liabilities	34,687	14,789
	$37,164	$15,105

9.              Obligations under Capital Leases

Future minimum lease payments under capital leases at September 30, 2009 are as follows:

2009	$112
2010	317
2011	161
2012	91
2013	9
690
Less: amount representing interest	(35)
655
Less: current portion	(354)
$301

10.       Share Capital

Common shares and treasury shares

Changes in the issued and outstanding common shares and treasury shares are as follows:

	Common Shares		Treasury Shares
	Number	Amount	Number	Amount
Balance at December 31, 2008	31,031,954	$325,893	121,022	$(1,487)
Purchase of treasury shares for RSU distribution	—	—	655,888	(2,518)
Distribution of vested RSUs	—	—	(81,372)	1,000
Balance at March 31, 2009	31,031,954	325,893	695,538	(3,005)
Distribution of vested RSUs	—	—	(35,552)	153
Balance at June 30, 2009	31,031,954	325,893	659,986	(2,852)
Stock option exercises	556	8	—	—
Purchase of treasury shares for RSU distribution	—	—	485,500	(3,899)
Distribution of vested RSUs	—	—	(58,834)	309
Balance at September 30, 2009	31,032,510	$325,901	1,086,652	$(6,442)

Share repurchase program

During the second quarter of 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the Nasdaq.  As of September 30, 2008, 407,700 common shares were purchased and cancelled under the Bid as follows:

Period	Average price paid per share	Total number of shares purchased under the Bid
July 1 - 31	$12.31	77,700
August 1 - 31	12.16	330,000
Total	12.19	407,700

No additional shares were purchased during the term of the Bid and on May 25, 2009, the Bid was terminated.

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at September 30, 2009, 867,482 stock options exercisable into common shares (December 31, 2008 — 872,225) are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the term of each option at the time it is granted, with options having a five-year term.

Stock option activity since December 31, 2008 is presented below:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Shares	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2008	2,230,970	$19.68	$16.13	2.5	—
Granted	490,414	4.99	3.96
Forfeited	(5,104)	15.12	12.00
Expired	(250,300)	34.03	27.01
Outstanding, March 31, 2009	2,465,980	15.61	12.39	3.0	—
Granted	12,000	7.04	6.06
Forfeited	(91,356)	16.15	13.88
Expired	(35,000)	30.76	26.45
Outstanding, June 30, 2009	2,351,624	14.61	12.57	2.9	792
Exercised	(556)	9.45	8.84		1
Forfeited	(32,799)	13.52	12.64		4
Expired	(82,500)	21.29	19.90
Outstanding, September 30, 2009	2,235,769	13.67	12.78	2.7	2,959

Exercisable, December 31, 2008	1,132,244	20.84	17.08
Exercisable, March 31, 2009	1,159,275	17.52	13.91
Exercisable, June 30, 2009	1,114,737	16.53	14.22
Exercisable, September 30, 2009	1,168,222	15.45	14.45

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options at December 31, 2008 was nil and at September 30, 2008 was $103.  The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2008 was $116 and $598, respectively.

Restricted stock plans

During 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees purchase the common shares over the facilities of the TSX and NASDAQ.  The trust funds have been determined to be variable interest entities and are included in these consolidated financial statements.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs will be settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.    The following table summarizes the RSU activity since December 31, 2008:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2008	312,062	19.61	16.08	1.9	1,819
Granted	805,131	4.99	3.96
Vested	(81,372)	18.08	14.35		401
Outstanding, March 31, 2009	1,035,821	8.49	6.74	2.6	3,750
Vested	(35,552)	21.32	18.34		202
Forfeited	(2,551)	17.18	14.77
Outstanding, June 30, 2009	997,718	7.56	6.50	2.4	5,689
Granted	33,000	8.62	8.06
Vested	(58,834)	11.67	10.91		526
Outstanding, September 30, 2009	971,884	6.94	6.49	2.2	9,705

The total intrinsic value of the RSUs that vested during the three and nine months ended September 30, 2008 was $201 and $739, respectively.

11.       Stock-based Compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations and Retained Earnings (Deficit) for the non-vested share awards related to the stock option and restricted stock plans described in note 10:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Cost of goods sold	$144	$138	$403	$432
Sales and marketing	358	395	1,051	1,139
Research and development	288	315	920	906
Administration	814	770	2,336	2,436
Restructuring (note 6)	—	—	905	—
Integration	11	—	31	—
	$1,615	$1,618	$5,646	$4,913

As of September 30, 2009, the unrecognized compensation costs related to non-vested stock options and RSUs were $5,185 and $4,473 (2008 — $8,579 and $3,854), respectively, which are expected to be recognized over weighted average periods of 2.0 and 1.9 years (2008 — 2.6 and 2.1 years), respectively.

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  Of the expense recognized in our Consolidated Statements of Operations and Retained Earnings (Deficit) for the three and nine months ended September 30, 2009, $744 and $2,491 related to the RSUs, respectively (2008 — $501 and $1,404).

We calculate the fair value of stock options granted using the Black-Scholes valuation model.  Under this method, the weighted average fair value of stock options granted during the three and nine months ended September 30, 2009 was nil and $1.89, respectively (2008 — $5.49 and $7.28).  There were no stock options granted during the three months ended September 30, 2009.  The following assumptions were used in the calculations of these fair values:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Expected dividend yield	—	—	—	—
Expected stock price volatility	—	52%	57%	55%
Risk-free interest rate	—	3.37%	1.84%	3.24%
Expected life of options	—	4 years	4 years	4 years
Estimated forfeiture rate	—	3.50%	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour. Forfeitures are estimated at the time of grant and we revise that estimate if actual forfeitures differ.

Wavecom stock option, warrant plans and free shares

Prior to our acquisition of Wavecom, Wavecom granted founders’ warrants and stock options to its employees, stock options to employees of its subsidiaries, warrants to some members of its board of directors and free shares to its employees of its subsidiaries.  Under the terms of the plans, the options and warrants give the right to purchase one share of Wavecom per option or warrant at an exercise price based either on the stock market price of Wavecom shares on the grant date, or on the average stock market price of Wavecom shares over the twenty trading days prior to the date of grant (in accordance with French Law).  The stock-based compensation related to the pre-acquisition Wavecom plans recognized in the Consolidated Statements of Operations and Retained Earnings (Deficit) is as follows:

	Three months ended	Nine months ended
	September 30, 2009	September 30, 2009
Cost of goods sold	$—	$11
Sales and marketing	24	130
Research and development	16	206
Administration	38	434
	$78	$781

The unrecognized stock-based compensation for the grants under the plans that existed prior to the acquisition of Wavecom is $119 (€82), which is expected to be recognized by the end of 2012.

12.       Financial Instruments

(a)   Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short-term investments are carried at fair market value; their book values at September 30, 2009 were $25,271 (December 31, 2008 — $18,024). Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximates their fair values.

(b)   Credit facilities

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, that incorporates a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Revolving Facility, not to exceed $55,000, is to be used for working capital requirements and bears interest at 275 basis points over prime per annum.  The Term Facility, not to exceed €218,000, was to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs and bears interest at 375 basis points over prime per annum.  With the completion of the acquisition, the Term Facility is no longer available.

On December 1, 2008, we drew a letter of credit in the amount of €218,000 issued under the Term Facility.  The Term Facility was secured by cash of €136,766 and both facilities are secured by a pledge against all of our assets.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs of Wavecom.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of our cash that secured the Term Facility and the letter of credit was reduced from €218,000 to €22,162.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009, the loan of €80,473 under the Term Facility was repaid with those proceeds.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom to 95.4%.  On April 29, 2009, we completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out and the letter of credit was reduced to nil.

At September 30, 2009, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

(c)          Letter of credit

On December 1, 2008, we drew a letter of credit in the amount of €218,000, which was issued under the €218,000 secured Term Facility.  As of September 30, 2009, no amounts have been drawn under the letter of credit and the letter of credit has been terminated.

(d)         Derivatives

Wavecom, whose functional currency is the Euro, uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars.

The fair value of these financial instruments is determined using published exchange rates to calculate the price that would be received to sell the asset or paid to transfer the liability related to the contracts.  Accordingly, these foreign exchange contracts are classified in Level 2 of the fair value hierarchy. These instruments are recorded at fair value on the balance sheet in “other assets” or “other liabilities”, with changes in fair value being recorded to net earnings (loss) or other comprehensive earnings (loss) depending on whether the derivative is designated as a hedge, its effectiveness, and the type of hedge transaction.  The change in the fair value of a derivative that is deemed an ineffective hedge is immediately recognized in net earnings (loss).  At September 30, 2009, there were no cash flow hedges.

All derivatives that were outstanding at September 30, 2009 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

The following table presents the fair value of the derivative financial instruments at September 30, 2009:

	Notional Amount	Fair Value
Fair value hedge of net receivable transactions invoiced in U.S. dollars and to be collected within two months:
Forward and option contracts selling U.S. dollars against Euros	$14,550	€76

The net foreign currency exposure related to Wavecom’s assets and liabilities as of September 30, 2009, which are denominated in foreign currencies and then converted to Euros, are as follows:

	U.S. Dollars	Other Currencies
Assets	€12,074	€19
Hedging of assets in foreign currencies (balance sheet)	9,966	—
Net assets after hedging	€2,108	€19

Liabilities	€3,754	€9
Hedging of liabilities in foreign currencies (balance sheet)	—	—
Net liabilities after hedging	€3,754	€9

13.       Income Taxes

We evaluated all uncertain tax positions and determined that the unrecognized tax benefits at December 31, 2008 were $9,344 (January 1, 2008 — $4,085).  This was decreased in the three and nine months ended September 30, 2009 by $769 and $379 (2008 — increases of $1,111 and $1,605), respectively, resulting in unrecognized tax benefits of $8,965 as at September 30, 2009.  If these tax benefits as at September 30, 2009 and December 31, 2008 were recognized, they would affect the effective tax rate.

We recognize potential interest and penalties related to income tax matters in income tax expense.  During the three and nine months ended September 30, 2009, we recorded a recovery of $170 and an expense of $194 (2008 — expenses of $1,500 and $1,716), respectively for interest and penalties.  At September 30, 2009, we had accrued $2,150 (December 31, 2008 — $1,956) for potential interest and penalties.

14.       Contingencies

(a)         Contingent liability on sale of products

(i)            Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)         We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)      Under certain research and development funding agreements, we are contingently liable to repay up to $3,167.  Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)     Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the three and nine months ended September 30, 2009 and 2008, we claimed nil. As of June 2008, the repayable funding has been fully expensed.  During the three and nine months ended September 30, 2009, we expensed nil (2008 — nil and $2,806) in research and development expense.  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants were exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. On December 30, 2008, the warrants expired unexercised.

In March 2004, we entered into a second agreement with TPC under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement was effective April 2003. Given the termination of the Voq professional phone initiative in the second quarter of 2005, no costs have been claimed under this agreement since June 2005.  A total of Cdn. $4,558 was funded by TPC for eligible development activity prior to the termination of the Voq initiative.  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn. $16,455 by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In addition, all or part of the contribution was repayable upon the occurrence of certain prescribed events of default, including material breach or insolvency.  During the three and nine months ended September 30, 2009, we have recorded, in research and development expense, the repayment of nil (2008 — $707 and $2,255).  In March 2009, we signed an amended agreement under which we will pay a total of $2,155 (Cdn. $2,500), with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  In the three and nine months ended September 30, 2009, we repaid nil and $394 (nil and Cdn. $500).  We had previously accrued the royalty repayments and as a result of the amended agreement, in the three and nine months ended September 30, 2009, we have reversed accruals in research and development expense totaling nil and $753, respectively (nil and Cdn. $957).

(v)        We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2008	$3,965
Acquisition of Wavecom	791
Provisions	1,107
Expenditures	(1,273)
Balance, March 31, 2009	4,590
Provisions	1,472
Expenditures	(1,372)
Balance, June 30, 2009	4,690
Provisions	1,617
Expenditures	(1,673)
Balance, September 30, 2009	$4,634

(b)         Other commitments

We have entered into purchase commitments totaling approximately $103,221 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October 2009 and December 2009.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)          Legal proceedings

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including HP, Panasonic Corporation (“Panasonic”) and General Dynamics Itronix Corporation (“GD”).  The litigation makes certain allegations concerning the wireless modules sold to the computer manufacturers by us and our competitors.  We have entered into supply agreements with some of these companies and, pursuant to those agreements, have been advised of the litigation.   Pursuant to our agreement with GD, we are providing defense to GD as to our products.  We are assessing our obligations to the other computer manufacturers and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2008, Saxon also filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Texas asserting patent infringement by a number of computer manufacturers, including Hewlett-Packard Co. (“HP”).  The litigation makes certain allegations concerning the wireless modules sold to the manufacturers.  We have entered into a supply agreement with HP and, pursuant to that agreement, have been notified of the litigation.  We are currently assessing our obligations to HP and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States federal district court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors. We have entered into wireless modem supply agreements with some of these companies and, pursuant to those agreements, have been notified of the litigation.  Pursuant to our agreement with Sprint-Nextel, we are providing defense to Sprint-Nextel.  We are assessing our obligations, if any, to the other carriers.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.  We have accrued legal costs of $1,000 related to our defense of this lawsuit.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries.  In that proceeding, Wavecom alleged that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom.  The lawsuit claimed torts of conversion, unfair competition and misappropriation of trade secrets, and sought damages in an amount to be proved at trial and a court order requiring the defendants to return the information.  On August 24, 2009, the parties reached a mutually agreeable settlement of the lawsuit and the case was subsequently dismissed by stipulation of the parties.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment of approximately $2,000 for products sold by Wavecom Inc.  This amount has been provided for in our allowance for doubtful accounts.  Wavecom and Wavecom Inc. filed suit against Continental Group in the Supreme Court of the State of New York (USA) to recover the unpaid receivables.  Continental Group filed a separate suit in state court in North Carolina against Wavecom, asserting eight claims for relief, alleging breach of both tort and contracts law.  Continental Group has requested damages under the main claim of $1,500 to be determined at trial.  On the other claims, Continental has requested damages in excess of $10 each and has also requested treble and punitive damages.  As a result of a merger with Sierra Wireless America, Inc. (“SWA”), Wavecom, Inc. no longer exists and the liabilities of Wavecom, Inc. are the liabilities of SWA.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made by Continental Group are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

15.       Supplementary Information

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Cash received for:
Interest	$104	$956	$692	$4,758
Cash paid for:
Interest	174	—	793	—
Income taxes	8	4,529	2,228	7,502

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to significant customers are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Customer A	$35,737	$46,315	$95,813	$142,010
Customer B	22,501	26,614	75,479	80,562